UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

(Commission File No. 001-43107)

SATELLOS BIOSCIENCE INC.

(Translation of registrant’s name into English)

Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2800

Toronto, Ontario, ON M5J 2J3

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐               Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Exhibits 99.1 and 99.2 of this Report on Form 6-K shall be deemed to be incorporated by reference as exhibits to the Registration Statement of the Registrant on Form F-10 (File No. 333-293229). Exhibits 99.3 and 99.4 of this Report on Form 6-K, are furnished, not filed, and will not be incorporated by reference into any registration statement filed by the Registrant under the Securities Act of 1933, as amended.

Exhibits

Exhibit No.	Description
99.1	Underwriting Agreement, dated February 5, 2026, by and between the Registrant and Leerink Partners LLC, as representative of the several underwriters named therein.
99.2	Form of Pre-Funded Warrant.
99.3	Press Release, dated February 5, 2026.
99.4	Press Release, dated February 6, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satellos Bioscience Inc.

By:	/s/ Elizabeth Williams, CPA, CA
Name:	Elizabeth Williams, CPA, CA
Title:	Chief Financial Officer

Date: February 6, 2026